TIME EQUITIES SECURITIES LLC
SCHEDULE II - COMPUTATION FOR DETERNINING OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15C3-3
AS OF DECEMBER 31, 2015

A computation of reserve requirements is not applicable to Time Equities Securities LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).